UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. ____)

Under the Securities Exchange Act of 1934

Aduro Clean Technologies Inc.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

007408206

(CUSIP Number)

Copy to:

Avshalom Ofer Vicus

c/o Aduro Clean Technologies Inc.

542 Newbold Street
London, Ontario, N6E 2S5, Canada(226) 784-8889
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 007408206
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avshalom Ofer Vicus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, PF (see Item 3 below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA AND ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,837,708[1] (see Item 5 below)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,837,708[1] (see Item 5 below)
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,837,708[1] (see Item 5 below)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.54% (see Item 5 below)[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Consists of: (i) 9,655,862 common shares, (ii) 47,693 common shares that may be issued on exercise of stock options at a price of C$6.50 until August 6, 2029, of which 5,961 options have vested, 3,974 will vest within the next 60 days, and the remainder will vest thereafter on a monthly basis in the amount of 1,987 options per month; and (iii) 134,153 common shares that may be issued on exercise of warrants exercisable at a price of C$1.625 until April 23, 2025, all of which are exercisable within sixty days.

2 Calculated based on the aggregate of 28,481,536 common shares, which consists of 28,299,690 common shares of the Issuer outstanding as at November 14, 2024 and 47,693 common shares that may be acquired on exercise of stock options and 134,153 common shares that may be issued on exercise of warrants.

Page 2 of 5 Pages

Item 1. Security and Issuer.

This Statement relates to the common shares, without par value (the "Shares"), of Aduro Clean Technologies Inc., a British Columbia corporation (the "Issuer").  The principal executive offices of the Issuer are located at 542 Newbold Street, London, Ontario, N6E 2S5, Canada.

Item 2. Identity and Background.

(a)  Name: Avshalom Ofer Vicus (the "Reporting Person").

(b)  Business Address: The Reporting Person's business address is c/o Aduro Clean Technologies Inc., at 542 Newbold Street, London, Ontario, N6E 2S5, Canada.

(c) Principal Occupation or Employment: The Reporting Person's principal occupation is serving as the Chief Executive Officer, Chairman and as a director of the Issuer.

(d)  Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of Canada and Israel.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the securities described in this Statement as follows:

1. The Shares held by the Reporting Person were acquired pursuant to a securities exchange agreement, dated October 22, 2020, as amended, with Aduro Energy Inc. (the "Aduro Acquisition Agreement") which closed on April 28, 2021 and upon automatic conversions of special warrants acquired pursuant to the Aduro Acquisition Agreement which occurred on January 20, 2022 and August 16, 2024;

2. The warrants held by the Reporting Person were acquired pursuant to the Aduro Acquisition Agreement; and

3. The stock options held by the Reporting Person were acquired pursuant to a compensatory equity incentive grant by the Issuer on August 7, 2024.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person is required to file a Schedule 13D.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional securities through compensatory grants by the Issuer or through public or private purchases of Shares.

In the ordinary course of his duties as Chief Executive Officer, Chairman and director of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

Except as described in this Statement or in his capacity as Chief Executive Officer, Chairman or director of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

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(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) As of November 14, 2024, the Reporting Person beneficially owns: (i) 9,655,862 Shares, (ii) 47,693 common shares that may be issued on exercise of stock options at a price of C$6.50 until August 6, 2029, of which 5,961 options have vested, 3,974 will vest within the next 60 days, and the remainder will vest thereafter on a monthly basis in the amount of 1,987 options per month; and (iii) 134,153 common shares that may be issued on exercise of warrants exercisable at a price of C$1.625 until April 23, 2025, all of which are exercisable within sixty days.

The Reporting Person owns 34.54% of the Shares, calculated based on 28,481,536 Shares, which consists of 28,299,690 Shares outstanding as of November 14, 2024 and 47,693 Shares that may be acquired on exercise of stock options and 134,153 Shares that may be issued on exercise of warrants.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 9,837,708 Shares.

(c) The Reporting Person has not effected any transaction in the Shares of the Issuer in the past sixty days.

(d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Shares underlying the stock options or warrants identified in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024	/s/ Avshalom Ofer Vicus
Name: Avshalom Ofer Vicus

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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